FORM 4

    (  )   Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

         SECURITIES AND EXCHANGE COMMISSION         _____________________
              Washington, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
    Securities Exchange Act of 1934 (the           |BURDEN HOURS         |
    "1934 Act"), Section 17(a) of the Public       |PER RESPONSE 0.5     |
    Utility Holding Company Act of 1935            |_____________________|
    or Section 30(f) of the Investment
    Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      Wooder, James T.A.
      70 York Street, Suite 1700
      Toronto, Ontario, Canada, M5J 1S9
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      The Panda Project, Inc.     PNDA
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)
      N/A
   ____________________________________________________________________________
   4. Statement for Month/Year
      August 1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)
      N/A
   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    (X ) DIRECTOR
    (  ) 10% OWNER
    (  ) OFFICER (GIVE TITLE BELOW)
    (  ) OTHER (SPECIFY TITLE BELOW)

    _____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    ( X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Shares
   ____________________________________________________________________________
   2. Transaction Date(s) (Month/Day/Year)
      N/A
   ____________________________________________________________________________
   3. Transaction Code(s) (Instr. 8)
      N/A
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      N/A
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
      (a) 15,832; (b) 4,100.  19,932 in total.
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      (a) Direct; (b) Indirect
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)
      (a) N/A; (b) See Explanation (1) below.
   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)
      (a) Options; (b) Options
   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security
      (a) $42.00; (b) To be determined.
   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)
      (a); N/A; (b) 08/12/97
   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)
      (a) N/A; (b) A
   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
            (Instr. 3, 4, and 5)
      (a) N/A; (b) 4,000 Acquired
   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)
      (a) 1,000 exercisable now; 500 more vest 08/09/98; final 500 vest on 08/09/99; all options expire 8/9/00.
      (b) To be determined.
   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)
      (a) 2,000 Common Shares; (b) 4,000 Common Shares
   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)
      (a) Granted by Issuer; (b) Granted by Issuer
   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)
      (a) 2,000; (b) 4,000.  6,000 in total.
   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
          (Instr. 4)
       (a) Direct; (b) Direct
   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)
       (a) N/A; (b) N/A
   ____________________________________________________________________________


   EXPLANATION OF RESPONSES:

   THIS FILING CONSTITUTES THE FIRST ELECTRONICALLY FILED FORM 4 FILED BY THE REPORTING PERSON, AND THEREFORE RESTATES CERTAIN INFORMATION CONTAINED IN PREVIOUSLY FILED FORMS 3 AND 4.

   (1) Of the 4,100 Common Shares, 3,100 are held in an account for the benefit of Mr. Wooder's minor children and 1,000 are held in the name of Mr. Wooder's spouse.

   In accordance with Rule 16a-1(a)(4) promulgated under the 1934 Act, the person filing this form declares that such filing is not to be construed as an admission that such person is, for the purpose of Section 16 of the 1934 Act or otherwise, the actual beneficial owner of any of the securities reported on herein.


        /s/ James T.A. Wooder                      09/02/97
        _________________________________          ________
        **  SIGNATURE OF REPORTING PERSON          DATE
   _______________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).